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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                 ZIFF-DAVIS INC.
             (Exact name of registrant as specified in its charter)

                                    001-14055
                            (Commission File Number)

                               28 EAST 28TH STREET
                            NEW YORK, NEW YORK 10016
                                 (212) 503-3500
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

          ZIFF-DAVIS INC. --Z-D COMMON STOCK, PAR VALUE $0.01 PER SHARE
        ZIFF-DAVIS INC. --Z-DNET COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)        [ ]               Rule 12h-3(b) (1) (ii)      [ ]
Rule 12g-4(a) (1) (ii)       [ ]               Rule 12h-3(b) (2) (i)       [ ]
Rule 12g-4(a) (2) (i)        [ ]               Rule 12h-3(b) (2) (ii)      [ ]
Rule 12g-4(a) (2) (ii)       [ ]               Rule 15d-6                  [ ]
Rule 12h-3(b) (1) (i)        [X]




Approximate number of holders of record as of the certification or notice date:
Common Stock - 1

CNET Networks, Inc. ("CNET") is the sole holder of record of the securities listed above as of the date hereof pursuant to the merger (the "Merger") of TD Merger Sub, Inc., a wholly owned subsidiary of CNET, into Ziff-Davis Inc. ("Ziff-Davis"), which was consummated on October 17, 2000.



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Pursuant to the requirements of the Securities Exchange Act of 1934, Ziff-Davis
has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                           ZIFF-DAVIS INC.




                           BY: /s/ Art Fatum
                               ------------------------------------------------
                               Name:  Art Fatum
                               Title: Chief Financial Officer, ZDNet
                                      (on behalf of Registrant and as Principal
                                      Financial Officer)




DATE:  October 17, 2000